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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ElkCorp
(Name of Subject Company (Issuer))

Building Materials Corporation of America
(Names of Filing Persons—Offerors)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

Building Materials Corporation of America
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman, Esq.
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$880,424,840	$94,205.46

*
The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $40.00 per share by the sum of (i) the 20,587,263 shares of common stock, par value $1.00 per share, of ElkCorp (the "Shares"), issued and outstanding as of November 1, 2006, according to ElkCorp's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 8, 2006; and (ii) the 1,423,358 Shares that are issuable under outstanding stock options as of June 30, 2006, according to ElkCorp's Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐
Check the appropriate boxes below to designate any transactions to which the statement relates.

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

2

SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Building Materials Corporation of America, a Delaware corporation (including any successor thereto, the "Purchaser"), to purchase all the outstanding shares of common stock, par value $1.00 per share (the "Common Stock" or the "Shares"), of ElkCorp, a Delaware corporation (the "Company"), and the associated Series A Participating Preferred Stock purchase rights (the "Rights") at a price of $40.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to the Introduction, Items 1-9 and Item 11 of this Schedule TO.

Item 10.	FINANCIAL STATEMENTS.
Not applicable.
Item 12.	MATERIAL TO BE FILED AS EXHIBITS.
(a)(1)(A)	Offer to Purchase, dated December 20, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan.
(a)(1)(G)	Trustee Direction Form.
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(I)	Press Release Issued by Purchaser, dated December 20, 2006, Announcing the Commencement of the Offer.
(a)(1)(J)	Summary Advertisement, dated December 20, 2006, Appearing in the New York Times.
(a)(1)(K)	Press Release, dated December 17, 2006.*
(a)(1)(L)
Letter, dated December 17, 2006 from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive officer of ElkCorp.*
(a)(1)(M)	Press Release, dated December 18, 2006.*
(a)(1)(N)	Letter, dated December 18, 2006 from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp.*
(a)(1)(O)
Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006.

3

(b)(1)
Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Building Materials Corporation of America, dated December 18, 2006.
(b)(2)	Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch and Building Materials Corporation of America, dated December 18, 2006.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

4

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of December 20, 2006 that the information set forth in this statement is true, complete and correct.

Building Materials Corporation of America
By:	/s/ ROBERT B. TAFARO Name: Robert B. Tafaro Title: Chief Executive Officer and President

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated December 20, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan.
(a)(1)(G)	Trustee Direction Form.
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(I)	Press Release Issued by Purchaser, dated December 20, 2006, Announcing the Commencement of the Offer.
(a)(1)(J)	Summary Advertisement, dated December 20, 2006, Appearing in the New York Times.
(a)(1)(K)	Press Release, dated December 17, 2006.*
(a)(1)(L)
Letter, dated December 17, 2006 from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive officer of ElkCorp.*
(a)(1)(M)	Press Release, dated December 18, 2006.*
(a)(1)(N)	Letter, dated December 18, 2006 from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp.*
(a)(1)(O)
Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006.
(b)(1)
Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Building Materials Corporation of America, dated December 18, 2006.
(b)(2)	Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch and Building Materials Corporation of America, dated December 18, 2006.

*
Previously filed.

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SCHEDULE TO
SIGNATURE